

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2020

James L. Dolan
Chief Executive Officer
MSG Entertainment Spinco, Inc.
Two Pennsylvania Plaza
New York, NY 10121

Re: MSG Entertainment Spinco, Inc.
Registration Statement on Form 10-12B
Exhibit Nos. 10.4, 10.5, 10.18, 10.19, 10.21, 10.23, 10.24, 10.25, and 10.26
Filed March 6, 2020
File No. 001-39245

Dear Mr. Dolan:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance